Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

TriNet Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—	0.00011020	—
Fees Previously Paid	$250,000,000		$27,550
Total Transaction Valuation	$250,000,000
Total Fees Due for Filing			$27,550
Total Fees Previously Paid			$27,550
Total Fee Offsets			—
Net Fee Due			—